UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2015

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

	Yes ☐	No ☒

*If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Haruyuki Nagata
	Name:	Haruyuki Nagata
	Title:	General Manager, Financial Accounting Dept.

Date:     June 1, 2015

This document has been translated from a part of the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail. Sumitomo Mitsui Financial Group, Inc. assumes no responsibility for this translation or for direct, indirect or any other forms of damages arising from the translation.

(Translation)

Securities Code 8316

June 5, 2015

To Shareholders with Voting Rights

Koichi Miyata President Sumitomo Mitsui Financial Group, Inc. 1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo, Japan

NOTICE OF CONVOCATION OF

THE 13th ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

You are cordially invited to attend the 13th Ordinary General Meeting of Shareholders of Sumitomo Mitsui Financial Group, Inc. (the “Company”), which will be held as stated below.

If you are unable to attend the meeting, you can exercise your voting rights by mail or via the Internet. Please review the “Reference Documents for the General Meeting of Shareholders” and exercise your voting rights by following the instructions on page 2.

Particulars

1.	Date and Time:	10:00 a.m. on Friday, June 26, 2015 (Japan time)
2.	Place:	the Head Office of the Company (Sumitomo Mitsui Banking Corporation Head Office Building) at 1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo, Japan
3.	Agenda of the Meeting:
	Matters to be reported:	(1)

Business Report, Consolidated Financial Statements for the 13th Fiscal Year (from April 1, 2014 to March 31, 2015) and results of the audit of the Consolidated Financial Statements by the Accounting Auditor and the Board of Corporate Auditors

(2) Non-Consolidated Financial Statements for the 13th Fiscal Year (from April 1, 2014 to March 31, 2015)
Proposals to be resolved:
	Proposal No. 1:	Appropriation of Surplus
	Proposal No. 2:	Partial Amendments to the Articles of Incorporation
	Proposal No. 3:	Election of Ten Directors
	Proposal No. 4:	Election of One Corporate Auditor
	Proposal No. 5:	Revision of the Amount of Compensation, etc. payable to Directors

The Business Report, Consolidated Financial Statements, Non-Consolidated Financial Statements, official copies of the Accounting Auditor’s reports and the Board of Corporate Auditors’ report to be provided to shareholders upon notice of the Ordinary General Meeting of Shareholders are as stated in the attached “Business Report for the 13th Fiscal Year.”

The notes to the Consolidated Financial Statements and the Non-Consolidated Financial Statements are available on the Company’s website on the Internet (http://www.smfg.co.jp) in accordance with laws, regulations, and Article 25 of the Articles of Incorporation, and therefore are not included in “Business Report for the 13th Fiscal Year.”

The Consolidated Financial Statements and the Non-Consolidated Financial Statements contained in “Business Report for the 13th Fiscal Year” are part of the Consolidated Financial Statements and the Non-Consolidated Financial Statements that were subject to audit by the Accounting Auditor for the purpose of the Independent Auditors’ Report, as well as audit by the Corporate Auditors for the purpose of the Audit Report, respectively.

If the Reference Documents for the General Meeting of Shareholders, Business Report, Consolidated Financial Statements, and Non-Consolidated Financial Statements are amended, the amended items will be announced on the Company’s website on the Internet (http://www.smfg.co.jp).

[Guidance on the Exercise of Voting Rights]

If you are able to attend the Ordinary General Meeting of Shareholders
Date and Time of the Ordinary General Meeting of Shareholders:	10:00 a.m. on Friday, June 26, 2015 (Admission begins at 8:30 a.m.)(Japan time)

Those attending in person are requested to present the enclosed Attendance Sheet at the reception desk without detaching the Voting Rights Exercise Form on arrival at the meeting.

If you are unable to attend the Ordinary General Meeting of Shareholders
Exercise of Voting Rights by Post
Voting Deadline:	Voting Rights Exercise Form must reach our share register agent no later than 5:10 p.m. on Thursday, June 25, 2015(Japan time).

Please indicate your approval or disapproval of each proposal on the enclosed Voting Rights Exercise Form and return it by post to reach our share register agent no later than the above voting deadline.

Please use the enclosed registration security sticker.

Exercise of Voting Rights via the Internet
Voting Deadline:	No later than 5:10 p.m. on Thursday, June 25, 2015 (Japan time)

Please access the voting website (http://www.web54.net) managed by our share register agent by means of personal computers or portable terminals, etc., using the login ID and temporary password printed on the enclosed Voting Rights Exercise Form. Please indicate your approval or disapproval for each proposal no later than the above voting deadline, following the instructions on the screen.

Please be advised that there are system constraints for security purposes. For further information, please contact Web Support at the telephone number below.

Inquiries regarding Exercise of Voting Rights via the Internet:

Sumitomo Mitsui Trust Bank, Limited

Stock Transfer Agency Business Planning Department Web Support

Phone: 0120-652-031 (toll free within Japan)

Hours: 9:00 a.m. to 9:00 p.m. (Japan time)

Warnings

●	If you vote more than once via the Internet, your last vote will be treated as effective.

●	If you vote both by post and via the Internet, your vote via the Internet will be treated as effective.

●	Any access fees to internet service providers, communications fees to communications carriers and other fees for use of the website for voting shall be borne by shareholders.

NOTE: The above voting website is available in Japanese only.

[The Electronic Voting Platform for Institutional Investors]

The Electronic Voting Platform, operated by ICJ, Inc., is available for institutional investors that have applied in advance to use the platform.

Reference Documents for the General Meeting of Shareholders

Proposals, Reasons and References

Proposal No. 1:    Appropriation of Surplus

In terms of a comprehensive view of the business results for the fiscal year, while it is necessary to continuously consider the accumulation of internal reserves by the Group based on the economic and financial climates forecasted for the future, we propose the distribution of a dividend at the end of the fiscal year as described below, in order to return profits to shareholders.

It should be noted that we do not propose any other appropriation of surplus.

(1) Dividend type

Cash

(2) Allocation of dividend and aggregate amount to be distributed

Common stock	¥80 per share	Total ¥112,804,983,040

As we have already paid an interim dividend of ¥60 per share of Common Stock, the annualized dividend will be ¥140 per share, an increase of ¥20 per share from the preceding fiscal year.

(3) Effective date of distribution of surplus

June 26, 2015

Proposal No. 2:    Partial Amendments to the Articles of Incorporation

Partial amendments to the Articles of Incorporation are proposed as stated in the Comparison Table of Existing Articles of Incorporation and Proposed Amendments below for purposes of allowing the election of a president and executive officer who is not a director (hereinafter “non-director-president”), and, in conjunction with the partial revision of the Companies Act (July 26, 2005 Act No. 86), allowing for the conclusion of limitation of liability agreements with non-executive directors and corporate auditors.

The reasons for the amendments are as follows:

1.

In order to enable the expeditious development of an optimal management structure, we propose to allow the election of a non-director-president. Other required amendments will be made, such as permitting another of the directors to convene the general meeting of shareholders in accordance with the seniority established in advance by the board of directors in case of a vacancy of the office of director-president, i.e. upon the election of a non-director-president.

Accordingly, Articles 24, 33, 34, and 35 of the Articles of Incorporation will be amended.

2.

Under the Act on Partial Revision of the Companies Act (June 27, 2014 Act No. 90) effective May 1, 2015, companies are allowed to enter into limitation of liability agreements with non-executive directors and corporate auditors. Accordingly, Articles 36 and 42 of the Articles of Incorporation will be amended.

The approval of each and every corporate auditor has been obtained with respect to the submission of the proposal regarding the amendment to Article 36 of the Articles of Incorporation at the meeting.

Comparison Table of Existing Articles of Incorporation and Proposed Amendments

(Underlined parts are amended.)

Existing Articles of Incorporation		Proposed Amendments

(Convocation)		(Convocation)
Article 24.		Article 24.
1.	An ordinary general meeting of shareholders shall be convened within three months after the close of each fiscal year and an extraordinary general meeting of shareholders may be convened whenever necessary.	1.	An ordinary general meeting of shareholders shall be convened within three months after the close of each fiscal year and an extraordinary general meeting of shareholders may be convened whenever necessary.
2.	Except as otherwise provided by applicable law, a general meeting of shareholders shall be convened by the director-president pursuant to a resolution of the board of directors. Should the director-president fail or be unable to act, another of the directors shall act in his or her place in accordance with the seniority established in advance by the board of directors.	2.

Except as otherwise provided by applicable law, a general meeting of shareholders shall be convened by the director-president pursuant to a resolution of the board of directors. Should the office of the director-president be vacant, or should the director-president fail or be unable to act, another of the directors shall act in his or her place in accordance with the seniority established in advance by the board of directors.

Existing Articles of Incorporation		Proposed Amendments

(Board of Directors)		(Board of Directors)
Article 33.		Article 33.
1.	The board of directors shall consist of all the directors of the Corporation currently in office.	1.	The board of directors shall consist of all the directors of the Corporation currently in office.
2.	Except as otherwise provided by applicable law, the director-chairman shall convene, and act as chairman at, all meetings of the board of directors. Should the office of the director-chairman be vacant, or should the director-chairman fail or be unable to act, the director-president shall act in his or her place. Should the director-president also fail or be unable to act, another of the directors shall act as chairman in accordance with the seniority established in advance by the board of directors.	2.	Except as otherwise provided by applicable law, the director-chairman shall convene, and act as chairman at, all meetings of the board of directors. Should the office of the director-chairman be vacant, or should the director-chairman fail or be unable to act, the director-president shall act in his or her place. Should the office of the director-president be vacant, or should the director-president also fail or be unable to act, another of the directors shall act as chairman in accordance with the seniority established in advance by the board of directors.
3.	Notice of a meeting of the board of directors shall be given to each director and each corporate auditor at least three days prior to the day set for such meeting; provided, however, that in case of emergency, such period of notice may be shortened.	3.	Notice of a meeting of the board of directors shall be given to each director and each corporate auditor at least three days prior to the day set for such meeting; provided, however, that in case of emergency, such period of notice may be shortened.
4.	Except as otherwise provided by applicable law, all resolutions of the board of directors shall be adopted at a meeting of the board of directors at which a majority of all of the directors entitled to vote at the meeting are present, by a majority of such directors present at such meeting.	4.	Except as otherwise provided by applicable law, all resolutions of the board of directors shall be adopted at a meeting of the board of directors at which a majority of all of the directors entitled to vote at the meeting are present, by a majority of such directors present at such meeting.
5.	In the event that a director made a proposal with respect to a matter to be resolved at a meeting of the board of directors and all directors who are entitled to vote on such matter agree affirmatively in writing or by electronic means, it shall be deemed that a resolution of a meeting of the board of directors has been made to approve such proposal unless any corporate auditor objects to the resolution.	5.

In the event that a director made a proposal with respect to a matter to be resolved at a meeting of the board of directors and all directors who are entitled to vote on such matter agree affirmatively in writing or by electronic means, it shall be deemed that a resolution of a meeting of the board of directors has been made to approve such proposal unless any corporate auditor objects to the resolution.

Existing Articles of Incorporation		Proposed Amendments

(Representative Directors, Titled Directors)		(Representative Directors, Titled Directors and President and Executive Officer)
Article 34.		Article 34.
1.	The board of directors shall by its resolution elect one or more representative directors.	1.	The board of directors shall by its resolution elect one or more representative directors.
2.	The board of directors may by its resolution appoint from among its members, one director-chairman, one director-president and one or more director-deputy chairmen, director-deputy presidents, senior managing directors and managing directors.	2.	The board of directors may by its resolution appoint from among its members, one director-chairman, one director-president and one or more director-deputy chairmen, director-deputy presidents, senior managing directors and managing directors.

	(Newly Established)	3. Should the office of the director-president be vacant, the board of directors may by its resolution appoint one president and executive officer.

(Powers and Duties of Directors)		(Powers and Duties of Directors and President and Executive Officer)
Article 35.		Article 35.
1.	The director-chairman shall preside over the board of directors.	1.	The director-chairman shall preside over the board of directors.
2.	The director-deputy chairmen shall assist the director-chairman.	2.	The director-deputy chairmen shall assist the director-chairman.
3.	The director-president shall carry out and implement resolutions of the board of directors and shall generally supervise the entire operation of the Corporation. Should the director-president fail or be unable to act, a director-deputy president, a senior managing director or a managing director shall, in such order of seniority, act in his or her place.	3.	The director-president or the president and executive officer shall carry out and implement resolutions of the board of directors and shall generally supervise the entire operation of the Corporation. Should the director-president or the president and executive officer fail or be unable to act, a director-deputy president, a senior managing director or a managing director shall, in such order of seniority, act in his or her place.
4.	The director-deputy presidents, the senior managing directors and the managing directors shall assist the director-president and shall carry on the day-to-day businesses of the Corporation.	4.

The director-deputy presidents, the senior managing directors and the managing directors shall assist the director-president or the president and executive officer and shall carry on the day-to-day businesses of the Corporation.

Existing Articles of Incorporation	Proposed Amendments

(Limitation of Liability Agreement with Outside Directors)	(Limitation of Liability Agreement with Non-executive Directors)

Article 36. Pursuant to Paragraph 1 of Article 427 of the Companies Act, the Corporation may conclude with an outside director an agreement to limit the liability of the outside director under Paragraph 1 of Article 423 of the Companies Act, provided, however, that the limit of liability under such agreement shall be the higher of (i) the amount specified in advance which is not less than 10,000,000 yen or (ii) the amount specified by law.

Article 36. Pursuant to Paragraph 1 of Article 427 of the Companies Act, the Corporation may conclude with a non-executive director an agreement to limit the liability of the non-executive director under Paragraph 1 of Article 423 of the Companies Act, provided, however, that the limit of liability under such agreement shall be the higher of (i) the amount specified in advance which is not less than 10,000,000 yen or (ii) the amount specified by law.

(Limitation of Liability Agreement with Outside Corporate Auditors)	(Limitation of Liability Agreement with Corporate Auditors)

Article 42. Pursuant to Paragraph 1 of Article 427 of the Companies Act, the Corporation may conclude with an outside corporate auditor an agreement to limit the liability of the outside corporate auditor under Paragraph 1 of Article 423 of the Companies Act, provided, however, that the limit of liability under such agreement shall be the higher of (i) the amount specified in advance which is not less than 10,000,000 yen or (ii) the amount specified by law.

Article 42. Pursuant to Paragraph 1 of Article 427 of the Companies Act, the Corporation may conclude with a corporate auditor an agreement to limit the liability of the corporate auditor under Paragraph 1 of Article 423 of the Companies Act, provided, however, that the limit of liability under such agreement shall be the higher of (i) the amount specified in advance which is not less than 10,000,000 yen or (ii) the amount specified by law.

Proposal No. 3:    Election of Ten Directors

Messrs. Ken Kubo, Masahiro Fuchizaki, Nobuaki Kurumatani and Atsuhiko Inoue have already resigned from their posts as Directors, and the terms of office of six Directors, Messrs. Masayuki Oku, Takeshi Kunibe, Yujiro Ito, Kozo Ogino, Shigeru Iwamoto and Kuniaki Nomura, will expire at the conclusion of the meeting. Accordingly, on this occasion, the election of the following ten Directors is proposed.

The candidates to serve as Directors are as follows.

If this proposal is approved and passed, the number of Directors will be thirteen, five of whom will be Outside Directors.

Candidate No.	Name	Position	Responsibility	Attendance of the Board of Directors meeting held in the fiscal year (attendance rate)
1	Masayuki Oku (Reelection)	Chairman of the Board	-	Attended all 12 meetings (100%)
2	Takeshi Kunibe (Reelection)	Director	-	Attended all 12 meetings (100%)
3	Yujiro Ito (Reelection)	Director	Officer in charge of General Affairs Department and Human Resources Department	Attended all 12 meetings (100%)
4	Kozo Ogino (Reelection)	Director	Officer in charge of Audit Department	Attended all 12 meetings (100%)
5	Toshiyuki Teramoto (New Candidate)	Senior Managing Executive Officer	Officer in charge of Corporate Risk Management Department	-
6	Katsunori Tanizaki (New Candidate)	Senior Managing Executive Officer	Officer in charge of IT Planning Department	-
7	Kuniaki Nomura (Reelection) (Outside and Independent )	Director	-	Attended 11 out of 12 meetings (91%)
8	Arthur M. Mitchell (New Candidate) (Outside and Independent )	-	-	-
9	Masaharu Kohno (New Candidate) (Outside and Independent )	-	-	-
10	Eriko Sakurai (New Candidate) (Outside and Independent )	-	-	-

Candidate No.	Name (Date of birth)	Career summary, position, responsibility, significant concurrent positions and others		Type and number of shares of the Company held
		April 1968	Joined Sumitomo Bank
		June 1994	Director of Sumitomo Bank	16,300 (Common stock)
		November 1998	Managing Director of Sumitomo Bank
	Masayuki Oku (December 2, 1944) Reelection	June 1999	Managing Director and Managing Executive Officer of Sumitomo Bank
		January 2001	Senior Managing Director and Senior Managing Executive Officer of Sumitomo Bank
		April 2001	Senior Managing Director and Senior Managing Executive Officer of Sumitomo Mitsui Banking Corporation (“SMBC”)
		December 2002	Resigned as Director of SMBC
		December 2002	Senior Managing Director of the Company
1		June 2003	Retired as Director of the Company Deputy President and Executive Officer of SMBC
		June 2005	Chairman of the Board of the Company (to present) President and Chief Executive Officer of SMBC
		April 2011	Resigned as Director of SMBC
Significant concurrent positions:
Director of Kao Corporation Director of KOMATSU LTD. Director of CHUGAI PHARMACEUTICAL CO., LTD. Director of Panasonic Corporation Corporate Auditor of Nankai Electric Railway Co., Ltd.
Attendance of the Board of Directors meeting held in the fiscal year (attendance rate):
Attended all 12 meetings (100%)
	Takeshi Kunibe (March 8, 1954) Reelection	April 1976	Joined Sumitomo Bank
		June 2003	Executive Officer of SMBC	12,788 (Common stock)
		October 2006	Managing Executive Officer of SMBC
		April 2007	Managing Executive Officer of the Company
		June 2007	Director of the Company (to present)
		April 2009	Director and Senior Managing Executive Officer of SMBC
2		April 2011	President and Chief Executive Officer of SMBC (to present)
Significant concurrent positions:
President and Chief Executive Officer of SMBC Director of NEC Corporation
Attendance of the Board of Directors meeting held in the fiscal year (attendance rate):
Attended all 12 meetings (100%)

Candidate No.	Name (Date of birth)	Career summary, position, responsibility, significant concurrent positions and others		Type and number of shares of the Company held
3	Yujiro Ito (August 3, 1955) Reelection	April 1979	Joined Sumitomo Bank	8,022 (Common stock)
		June 2005	Executive Officer of SMBC
		April 2009	Managing Executive Officer of SMBC
		April 2011	Managing Executive Officer of the Company Director and Managing Executive Officer of SMBC
		June 2011	Director of the Company (to present)
		April 2012	Director and Senior Managing Executive Officer of SMBC
		April 2014	Director and Deputy President of SMBC (to present)
Responsibility at the Company:
Officer in charge of General Affairs Department and Human Resources Department
Significant concurrent positions:
Director and Deputy President of SMBC
Attendance of the Board of Directors meeting held in the fiscal year (attendance rate):
Attended all 12 meetings (100%)
4	Kozo Ogino (May 9, 1958) Reelection	April 1981	Joined Mitsui Bank	7,000 (Common stock)
		April 2010	Executive Officer of SMBC
		April 2011	Managing Executive Officer of SMBC
		April 2013	Managing Executive Officer of the Company
		June 2013	Director of the Company (to present)
		April 2014	Director and Senior Managing Executive Officer of SMBC (to present)
Responsibility at the Company:
Officer in charge of Audit Department
Significant concurrent positions:
Director and Senior Managing Executive Officer of SMBC
Attendance of the Board of Directors meeting held in the fiscal year (attendance rate):
Attended all 12 meetings (100%)

Candidate No.	Name (Date of birth)	Career summary, position, responsibility, significant concurrent positions and others		Type and number of shares of the Company held
5	Toshiyuki Teramoto (September 15, 1958) New Candidate	April 1981	Joined Mitsui Bank	7,000 (Common stock)
		April 2008	Executive Officer of SMBC
		April 2011	Managing Executive Officer of SMBC
		April 2014	Director and Senior Managing Executive Officer of SMBC (to present)
		April 2015	Senior Managing Executive Officer of the Company (to present)
Responsibility at the Company:
Officer in charge of Corporate Risk Management Department
Significant concurrent positions:
Director and Senior Managing Executive Officer of SMBC
6	Katsunori Tanizaki (April 12, 1957) New Candidate	April 1982	Joined Sumitomo Bank	5,800 (Common stock)
		April 2010	Executive Officer of SMBC
		April 2011	General Manager of IT Planning Department of the Company
		April 2013	Managing Executive Officer of SMBC
		April 2015	Senior Managing Executive Officer of the Company (to present) Director and Senior Managing Executive Officer of SMBC (to present)
Responsibility at the Company:
Officer in charge of IT Planning Department
Significant concurrent positions:
Director and Senior Managing Executive Officer of SMBC Director of The Japan Research Institute, Limited

Candidate No.	Name (Date of birth)	Career summary, position, responsibility, significant concurrent positions and others		Type and number of shares of the Company held
7	Kuniaki Nomura (June 13, 1945) Reelection Outside and Independent	April 1970	Registered as an attorney at law (to present) Attorney at law at Yanagida Law Office (currently, Yanagida & Partners)	0 (Common stock)
		June 2009	Director of the Company (to present) Director of SMBC (to present)
		June 2009	Attorney at law at Nomura & Partners (to present)
Significant concurrent positions:
Director of SMBC Corporate Auditor of MS&AD Insurance Group Holdings, Inc. Corporate Auditor of Dai Nippon Printing Co., Ltd.
Attendance of the Board of Directors meeting held in the fiscal year (attendance rate):
Attended 11 out of 12 meetings (91%)
Reasons for nomination as a candidate for Outside Director:

Mr. Kuniaki Nomura plays a leading role in the legal field, and has extensive experience as an attorney at law and specialized knowledge of legal affairs in general including corporate legal affairs. Accordingly, we believe that he will continue to be able to timely and adequately provide opinions to the management as well as instructing and supervising them by comprehending the essence of the Company’s issues from the viewpoint of overall management of the Company.

Based upon the above, we have judged that he will be appropriate as an Outside Director of the Company and is capable of properly performing the responsibilities of an Outside Director, and therefore propose that he be elected.

Matters concerning independence:

Mr. Kuniaki Nomura meets the “Independence Standards for Outside Directors and Corporate Auditors” set forth by the Company, and the Company has designated him as an Independent Director in accordance with the requirements of the financial instruments exchanges in Japan, such as Tokyo Stock Exchange, Inc.

Others:
1. Mr. Kuniaki Nomura has served as an Outside Director of the Company for a period of five years and eleven months since June 2009.
2. Mr. Kuniaki Nomura has served as an Outside Director of the Company’s subsidiary, SMBC, since June 2009 but will resign as such on June 26, 2015.

Candidate No.	Name (Date of birth)	Career summary, position, responsibility, significant concurrent positions and others		Type and number of shares of the Company held
8	Arthur M. Mitchell (July 23, 1947) New Candidate Outside and Independent	July 1976	Registered as an attorney at law, admitted in New York, the U.S.A. (to present)	0 (Common stock)
		January 2003	General Counsel of the Asian Development Bank
		September 2007	Joined White & Case LLP
		January 2008	Registered as Foreign Attorney in Japan (to present) Registered Foreign Attorney in Japan at White & Case LLP (to present)
Reasons for nomination as a candidate for Outside Director:

Mr. Arthur M. Mitchell plays a leading role in the field of international legal affairs, and has extensive experience as an attorney at law, admitted in New York and Registered Foreign Attorney in Japan and specialized knowledge of international legal affairs in general. Accordingly, we believe that he will be able to timely and adequately provide opinions to the management as well as instructing and supervising them by comprehending the essence of the Company’s issues from the viewpoint of overall management of the Company.

Based upon the above, we have judged that he will be appropriate as an Outside Director of the Company and is capable of properly performing the responsibilities of an Outside Director, and therefore propose that he be elected.

Matters concerning independence:

Mr. Arthur M. Mitchell meets the “Independence Standards for Outside Directors and Corporate Auditors” set forth by the Company. In addition, the Company will designate him as an Independent Director in accordance with the requirements of the financial instruments exchanges in Japan, such as Tokyo Stock Exchange, Inc., when this proposal is approved and passed.

Candidate No.	Name (Date of birth)	Career summary, position, responsibility, significant concurrent positions and others		Type and number of shares of the Company held
9	Masaharu Kohno (December 21, 1948) New Candidate Outside and Independent	April 1973	Joined Ministry of Foreign Affairs of Japan	0 (Common stock)
		August 2005	Director-General of Foreign Policy Bureau in Ministry of Foreign Affairs of Japan
		January 2007	Deputy Minister for Foreign Affairs (in charge of economy) of Ministry of Foreign Affairs of Japan
		February 2009	Ambassador of Japan to Russia
		May 2009	Ambassador of Japan to Russia, Armenia, Turkmenistan and Belarus
		March 2011	Ambassador of Japan to Italy
		May 2011	Ambassador of Japan to Italy, Albania, San Marino and Malta
		September 2014	Retired from office
Significant concurrent positions:
Director of DOUTOR•NICHIRES Holdings Co., Ltd.
Reasons for nomination as a candidate for Outside Director:

Mr. Masaharu Kohno plays a leading role in the field of diplomacy, and has extensive experience as a diplomat and specialized knowledge in international affairs. Accordingly, we believe that he will be able to timely and adequately provide opinions to the management as well as instructing and supervising them by comprehending the essence of the Company’s issues from the viewpoint of overall management of the Company.

Based upon the above, we have judged that he will be appropriate as an Outside Director of the Company and is capable of properly performing the responsibilities of an Outside Director, and therefore propose that he be elected.

Matters concerning independence:

Mr. Masaharu Kohno meets the “Independence Standards for Outside Directors and Corporate Auditors” set forth by the Company. In addition, the Company will designate him as an Independent Director in accordance with the requirements of the financial instruments exchanges in Japan, such as Tokyo Stock Exchange, Inc., when this proposal is approved and passed.

Candidate No.	Name (Date of birth)	Career summary, position, responsibility, significant concurrent positions and others		Type and number of shares of the Company held
10	Eriko Sakurai (November 16, 1960) New Candidate Outside and Independent	June 1987	Joined Dow Corning Corporation	0 (Common stock)
		May 2008	Director of Dow Corning Toray Co., Ltd.
		March 2009	Chairman and Chief Executive Officer of Dow Corning Toray Co., Ltd. (to present)
		May 2011	Regional President -Japan/Korea of Dow Corning Corporation (to present)
		February 2015	President and Representative Director of Dow Corning Holding Japan Co., Ltd (to present)
Significant concurrent positions:

Chairman and Chief Executive Officer of Dow Corning Toray Co., Ltd.

Regional President -Japan/Korea of Dow Corning Corporation

President and Representative Director of Dow Corning Holding Japan Co., Ltd

Director of SONY CORPORATION

Reasons for nomination as a candidate for Outside Director:

Ms. Eriko Sakurai plays a leading role in the field of corporate management, and has extensive experience as an international business executive and specialized knowledge in corporate management. Accordingly, we believe that she will be able to timely and adequately provide opinions to the management as well as instructing and supervising them by comprehending the essence of the Company’s issues from the viewpoint of overall management of the Company.

Based upon the above, we have judged that she will be appropriate as an Outside Director of the Company, and propose that she be elected.
Matters concerning independence:

Ms. Eriko Sakurai meets the “Independence Standards for Outside Directors and Corporate Auditors” set forth by the Company. In addition, the Company will designate her as an Independent Director in accordance with the requirements of the financial instruments exchanges in Japan, such as Tokyo Stock Exchange, Inc., when this proposal is approved and passed.

Other:
Ms. Eriko Sakurai is recorded as “Eriko Taira” in the family register.

Notes:	1.	Messrs. and Ms. Kuniaki Nomura, Arthur M. Mitchell, Masaharu Kohno and Eriko Sakurai are candidates to serve as Outside Directors.
2.

The Company entered an agreement with Mr. Kuniaki Nomura pursuant to Paragraph 1 of Article 427 of the Companies Act (referred to as the “Act”) to limit his liability under Paragraph 1 of Article 423 of the Act. The maximum amount of liability for damages under this liability limitation agreement is ¥10 million or the minimum amount of liability for damages stipulated in Paragraph 1 of Article 427 of the Act, whichever is higher. The Company will also enter into agreements to the same effect with Messrs. and Ms. Arthur M. Mitchell, Masaharu Kohno and Eriko Sakurai if this proposal is approved and passed.

(Reference) “Independence Standards for Outside Directors and Corporate Auditors” of the Company are stated on page 19.

Proposal No. 4:    Election of One Corporate Auditor

The term of office of one Corporate Auditor, Mr. Shin Kawaguchi, will expire at the conclusion of the meeting. Accordingly, on this occasion, the election of the following one Corporate Auditor is proposed.

The candidate to serve as Corporate Auditor is as follows.

It should be noted that the Board of Corporate Auditors has already given its consent to the submission of this proposal.

Name (Date of birth)	Career summary		Type and number of shares of the Company held
Toru Mikami (August 27, 1960)	April 1984	Joined Sumitomo Bank	300 (Common stock)
	April 2006	General Manager of Legal Department of SMBC
	April 2013	Co-General Manager of General Affairs Department of the Company
New Candidate	April 2015	Senior Manager of Head Office of SMBC (to present)

Proposal No. 5:    Revision of the Amount of Compensation, etc. payable to Directors

Within the amount of compensation, etc. currently paid to Directors, the amount excluding compensation, etc. related to stock acquisition rights as stock options allotted to Directors (hereinafter “stock options”) was determined by the resolution at the 6th Ordinary General Meeting of Shareholders held on June 27, 2008, to be up to ¥480 million per year (including a maximum of ¥30 million for Outside Directors).

After comprehensively considering various factors, such as the duties and responsibilities of Outside Directors, for the purpose of enhancing the Company’s corporate governance structure, including by increasing the number of Outside Directors, we propose to revise the amount of compensation excluding stock options to up to ¥550 million per year (including a maximum of ¥100 million for Outside Directors), conditioned upon the approval and passage of Proposal No. 3.

In addition, currently, there are nine Directors (three of whom are Outside Directors). If Proposal No. 3 is approved and passed, the number of Directors will be thirteen (five of whom will be Outside Directors) at the conclusion of the meeting.

There is no revision to the amount of stock options, which was determined by the resolution at the 8th Ordinary General Meeting of Shareholders held on June 29, 2010, to be up to ¥200 million per year (no stock options granted to Outside Directors).

(Reference) Overview of Proposal No. 5

		Current	After the revision
Maximum amount of compensation, etc. for Directors in total (per year) (millions of yen)	Amount excluding stock options	480	550	Revised
	That amount paid to Outside Directors	30	100	Revised
	Amount of stock options	200	200	Not revised
	That amount paid to Outside Directors	0	0	Not revised
Number of Directors		9	13
	Number of Outside Directors	3	5

Note: The number of Directors as of the end of March 2015: 13 (including 3 Outside Directors).

(Reference) “Independence Standards for Outside Directors and Corporate Auditors” of the Company

In order for Outside Directors and Outside Corporate Auditors to be judged as independent by the Company, it is necessary that they do not fall under or have not recently (Note 1) fallen under any of the following:

1. Major Business Partner (Note 2)

(1)	A person who has the Company or the Sumitomo Mitsui Banking Corporation (hereinafter “the Company, etc.”) as a major business partner, or a person engaged in the execution of business thereof;
(2)	A person who is a major business partner of the Company, etc., or a person engaged in the execution of business thereof.

2. Specialist

(1)	A consultant, accounting expert or legal expert who has received money or other property from the Company, etc. averaging more than ¥10 million per year over the last three years, in addition to any compensation received as a Director or a Corporate Auditor;
(2)	A member of a juridical person or other organizations that provides specialist services, such as a consulting firm, accounting firm or law firm, which has received large amounts of money or other property (Note 3) from the Company, etc.

3. Donations

A person who has received – or a person engaged in the execution of business thereof – on average over the last three years, donations or other payments from the Company, etc., in excess of the greater of ¥10 million per year or 2% of the recipient’s annual sales.

4. Major Shareholder

A major shareholder of the Company, or a person engaged in the execution of business thereof (including anyone who has been a major shareholder, or a person engaged in the execution of business thereof within the last three years).

5. Close Relative (Note 4)

A close relative of any person (excluding non-material(Note 5) personnel) who falls under any of the following:

(1)	A person who falls under any of 1 through 4 above; or
(2)	A Director, Corporate Auditor, Executive Officer or employee of the Company or a subsidiary thereof.

Note 1.	“Recently” denotes a time that can be deemed to be substantively the same as the present; for example, a person is not independent if that person was a major business partner at the time when the proposal electing that person as an Outside Director or Outside Corporate Auditor to the General Meeting of Shareholders was decided.

Note 2.	A “Major Business Partner” denotes a person who falls under either or both of the following:
• A person who has the Company, etc. as major business partners
The ratio of said person’s sales from transactions with the Company, etc. exceeds 2% of the person’s consolidated net sales ; and
• A major business partner of the Company, etc.
Said person receives loans from the Sumitomo Mitsui Banking Corporation in excess of 1% of the Company’s consolidated total assets.

Note 3.	“Large amounts of money or other property” denotes money or other property in excess of 0.5% of the Company’s consolidated ordinary income.

Note 4.	“Close relative” denotes a spouse or family member within the second degree of kinship.

Note 5.	Examples of “material” personnel

• A director, corporate auditor, or manager-level employee of each company; or

• In the case of an accounting or legal expert: a Certified Public Accountant, attorney at law, or holder of a similar professional qualification.